EXHIBIT 21

Subsidiaries

(1)	Comstock Mining LLC, a Nevada limited liability company

(2)	Comstock Real Estate Inc., a Nevada corporation (formerly known as Gold Hill Hotel, Inc.)

(3)	Comstock Industrial LLC, a Nevada limited liability company